Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2012

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month and the nine-month periods ended September 30, 2012. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter and the nine-month period ended September 30, 2012, and our audited consolidated financial statements for the year ended December 31, 2011, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 17.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER AND YEAR-TO-DATE RESULTS OF 2012

  Q3 2012 net earnings of $0.3 million, or $0.01 per share, versus Q3 2011 net earnings of $6.1 million, or $0.19 per share; Year-to-date net loss of $28.5 million, or $0.85 per share, versus net earnings of $19.8 million, or $0.63 per share, in the first nine months of 2011;

  Year-to-date adjusted net earnings1 of $0.8 million, or $0.02 per share, versus adjusted net earnings of $17.5 million, or $0.55 per share, in the first nine months of 2011;

  Gold sales of 16,691 ounces at an average selling price of US$1,669 (CAN$1,673) per ounce in the third quarter of 2012, versus gold sales of 17,832 ounces at an average selling price of US$1,720 (CAN$1,701) in the year-ago period;

  Q3 and year-to-date 2012 cash flows from operating activities of $0.15 and $0.23 per share respectively, versus $0.37 and $0.92 per share in the comparable year-ago periods;

  Continued positive exploration drill results announced at Island Gold Mine; Resource calculation at depth expected in Q1 2013;

  Strong financial position: $66.2 million in cash and cash equivalents as at September 30, 2012; no gold or currency hedging contracts and only 39.6 million shares outstanding;

  $10.0 million of debentures with 7.6% interest rate retired during the quarter, and private placement of $26.0 million completed;

  Substantial exploration and project evaluation program in 2012: $4.6 million and $14.2 million in Q3 and year-to-date 2012, compared to $3.8 million and $8.0 million in the comparable periods of 2011.

[1]

The adjusted net earnings is a financial performance measure with no standard definition under IFRS. In 2012, it excludes the $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine assets and the payment of $2.0 million ($1.5 million after-tax) severance compensation to the Corporation’s ex-President and CEO. In 2011, adjusted net earnings exclude a $3.0 million ($2.3 million after-tax) gain on sale of the Valentine Lake property. For further information, refer to page 15 of this MD&A.

02
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Third Quarter 2012 Overview

Commenting on the quarter, Mr. Paul Carmel, President and CEO, noted: “Although our third quarter results were an improvement over those of the second quarter, they were below our expectations due to a challenging quarter at our Quebec operations, where higher cash costs at the Francoeur and Beaufor mines reflected lower than expected grades. Francoeur’s performance in its first two months of operation can also be explained by start-up issues, and the tight labour situation for experienced underground miners in Quebec, which translated into tonnage shortfalls. Another important factor leading to our lower earnings were high exploration and project evaluations costs, which totaled $4.6 million (or $0.14/share) in the quarter, and reflect our deep exploration program at our Island Gold Mine, and our ongoing project optimization efforts and diamond drilling at Wasamac. These are relatively large expenses for a company of Richmont’s size, but must be done to ensure its growth.”

He continued: “Balance sheet-wise, the quarter was an important one. We completed a $26.0 million private placement that restored the Corporation’s cash position to the $60.0 million level, and we successfully removed essentially all long-term debt as a result of the early retirement of the $10.0 million of debentures. Richmont’s shares outstanding increased from 33.6 to 39.6 million shares outstanding, well below that of most of its peers in the industry. By successfully realizing these transactions, our financial focus and operational efforts can be centered on building Richmont’s operations, expanding our production profile and increasing shareholder value in the long-term.”

Lastly, Mr. Carmel commented on the Corporation’s exploration efforts: “Most noteworthy during the quarter was our outstanding deep drill results at our Island Gold operation. We have added a third diamond drill underground in an effort to complete our initial resource estimate by Q1 2013. Grades, widths and continuity of the C Zone at depth are exceeding our expectations and we look forward to keeping the market apprised of developments as they become available.”

Mr. Carmel concluded: “In the near-to-medium term, we will continue to focus on maximizing productivity, enhancing mine sequencing and increasing recovered grades at our operating mines, and ramping up the Francoeur Mine to full production levels. We will similarly be focused on advancing our deep drilling exploration work at the Island Gold Mine, with the objective of generating a resource calculation for the area below the current infrastructure and existing resource base, and continuing exploration and project optimization work on the Wasamac Gold Property. With approximately 73% of our 2012 production objective realized at the end of the third quarter, we are on track to meet our gold production objective of 65,000 ounces for the year, and are targeting 2013 production of approximately 85,000 to 95,000 ounces of gold. Finally, while developing the production profile of our existing asset base remains the core of Richmont’s efforts to generate increased shareholder value, we continue to evaluate selective acquisition opportunities that would complement and enhance our already sizeable property base.”

03
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,655	1,702	1,652	1,534
Average selling price (US$)	1,669	1,720	1,656	1,522
Average selling price (CAN$)	1,673	1,701	1,660	1,505
Average exchange rate (US$/CAN$)	1.0023	0.9891[2]	1.0023	0.9891[2]
Ounces of gold sold	16,691	17,832	47,732	57,151
Average cash cost (US$ /ounce)[3]	1,070	894	1,040	801
Average cash cost (CAN$ /ounce)[3]	1,072	884	1,042	792

KEY FINANCIAL DATA (in thousands of CAN$)
Precious metals revenue	27,920	30,335	79,257	86,005
Adjusted net earnings	316	6,087	8104	17,475[5]
Adjusted net earnings per share	0.01	0.19	0.02[4]	0.55[5]
Net earnings (loss)	316	6,087	(28,520)	19,812
Net earnings (loss) per share	0.01	0.19	(0.85)	0.63
Cash flow from operating activities	5,183	11,893	7,552	29,135
Cash flow from operating activities per share	0.15	0.37	0.23	0.92
Investments in property, plant and equipment	9,771	7,558	31,476	21,269

			September 30,	December 31,
			2012	2011

Cash and cash equivalents			66,153	63,532
Total assets			167,011	167,990
Borrowings			301	-
Equity			133,885	134,134
Shares outstanding (thousands)			39,562	33,110

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE MKT)			4.76	10.76
CAN$ (TSX)			4.69	10.94
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce and adjusted net earnings. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 15 of this MD&A.

[2]	Average exchange rate used for year 2011.
[3]	The average cash cost includes operating costs and royalties.
[4]

Adjusted net earnings exclude the $33,189 ($27,874 after-tax) write-down on the Francoeur Mine assets and the payment of $1,986 ($1,456 after-tax) of severance compensation to the Corporation’s ex-President and CEO.

[5]	Adjusted net earnings exclude a $3,000 ($2,337 after-tax) gain on sale of the Valentine Lake property.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

04
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

For accounting purposes, the Corporation establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published information may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2012

Richmont generated revenue of $27.9 million in the third quarter of 2012, below the $30.3 million of revenue generated in the comparable quarter of 2011. The decline reflects a 6% decrease in the number of gold ounces sold and a lower average selling price of US$1,669 (CAN$1,673), versus US$1,720 (CAN$1,701) in the comparable period of 2011.

Cost of sales, which includes operating costs, royalties and depreciation and depletion expenses, totaled $20.6 million in the third quarter of 2012, up from $18.2 million in the comparable period last year. The increase was primarily driven by the commencement of commercial production at the Francoeur Mine on August 1, 2012. Costs per tonne at the Island Gold Mine were essentially unchanged year-over-year in third quarter, while costs per tonne at the Beaufor Mine were lower year-over-year, driven by higher tonnage levels and a lower unit milling cost that reflected a higher utilization of the Camflo Mill’s total capacity. The average cash cost per ounce of gold increased to US$1,070 (CAN$1,072) in the third quarter of 2012, from US$894 (CAN$884) in the third quarter of 2011, reflecting higher costs per ounce at both the Island Gold and Beaufor mines that were primarily attributable to lower recovered grades, and anticipated elevated cash costs per ounce at the Francoeur Mine as the mine ramps-up to expected production levels.

Exploration and project evaluation costs totaled $4.6 million in the third quarter of 2012, versus $3.8 million in the comparable period last year. The higher costs reflect an extensive exploration drilling program currently being completed at depth at the Island Gold Mine, and ongoing advanced exploration efforts and evaluation of areas to improve the economics of the Wasamac gold project. On a segmented basis, exploration costs before depreciation and tax credits were approximately $2.7 million at the Island Gold Mine, $1.9 million on Wasamac property and the adjacent optioned Globex land package, $0.2 million at the Beaufor Mine, while exploration and project evaluation costs at other assets including at the Francoeur Mine and Monique properties amounted to $0.5 million during the current quarter.

Administration expenses totaled $1.9 million in the third quarter of 2012 versus $1.3 million in the comparable period of 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation to employees and members of the Board of Directors and higher salary costs associated with a greater number of administrative employees.

The mining and income tax expense for the third quarter of 2012 totaled $0.4 million, or 30% of pre-tax income of $1.5 million, which excludes exploration tax credits recorded against exploration expense. This tax rate is the effective tax rate for the Corporation. The mining and income tax expense for the third quarter of 2011 amounted to $1.8 million, or 23% of pre-tax income of $7.9 million. During this quarter, an exploration tax credit of $2.6 million was earned. This amount included $0.8 million that was booked against exploration expenses and $1.8 million that was applied against property, plant and equipment.

Richmont generated net earnings of $0.3 million, or $0.01 per share, in the third quarter of 2012, compared to net earnings of $6.1 million, or $0.19 per share, generated in the comparable period last year.

05
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Nine-month period ended September 30, 2012

The Corporation generated precious metals revenue of $79.3 million for the first three quarters of 2012, down 8% from the $86.0 million in revenue for the same period in 2011. Operationally, revenues reflect a 16% decrease in the number of ounces of gold sold, the effects of which were partially mitigated by a 10% increase in the average selling price per ounce of gold in Canadian dollars. The average selling price per ounce of gold increased to US$1,656 (CAN$1,660) per ounce in the first nine months of 2012 versus US$1,522 (CAN$1,505) per ounce in the comparable period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and depreciation and depletion expenses, totaled $57.6 million in the first three quarters of 2012, up from $52.4 million in the comparable period last year. The increase was primarily driven by a 20% increase in tonnage from the Beaufor Mine, the onset of commercial production at the Francoeur Mine on August 1, 2012, and higher mining costs at the Island Gold Mine. Average cash costs per ounce were US$1,040 (CAN$1,042) for the first nine months of 2012, versus US$801 (CAN$792) in the comparable period of 2011, with the increase reflecting lower recovered grades at Island Gold and Beaufor mines and the inclusion of the Francoeur Mine’s high cash cost per ounce as it ramps-up to full commercial production levels.

Exploration and project evaluation costs, excluding depreciation and exploration tax credits, totalled $17.3 million during the first nine months of 2012, compared with $12.0 million during the same period in 2011. The increase reflects the Corporation’s extensive exploration drilling program in 2012, most notably at the Island Gold Mine and Wasamac gold property, and its ongoing efforts to continually grow its reserve and resource base. On a segmented basis, exploration costs before depreciation and tax credits were approximately $7.7 million at the Island Gold Mine, $6.9 million on Wasamac property and the adjacent optioned Globex land package, $1.2 million at the Beaufor Mine, $0.7 million on the Monique property and $0.3 million at the Francoeur Mine, while exploration and project evaluation costs at other properties amounted to $0.5 million during the first nine months of the year.

Administration expenses totaled $8.1 million in the first nine months of 2012 versus $3.9 million in the comparable period of 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation as 1,459,875 options were granted to directors, employees and an officer, the payment of a $2.0 million severance compensation to the Corporation’s ex-President and CEO in the first half of 2012, to higher Board compensation, and higher salary costs stemming from the greater number of employees.

For the first nine months of 2012, the mining and income tax recovery amounted to $4.9 million, principally related to the non-cash impairment loss of the Francoeur Mine recorded in the second quarter. Mining and income tax expense for the first nine months of 2011 totalled $6.0 million based on a pre-tax income of $25.8 million. This charge includes revenue from mining duties from the previous year of $0.8 million.

Richmont generated adjusted net earnings of $0.8 million, or $0.02 per share, in the first nine months of 2012. Adjusted results year-to-date exclude the previously announced $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine assets in Q2 2012 and the $2.0 million ($1.5 million after-tax) severance compensation paid to Richmont’s ex-President and CEO. This compared to adjusted net earnings of $17.5 million, or $0.55 per share, generated in the comparable period last year, which excluded a one-time $3.0 million ($2.3 million after-tax) gain on the sale of the Valentine Lake property in Newfoundland.

06
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Tonnes	56,079	63,472	177,490	194,712
Head grade (g/t)	5.55	5.99	5.53	6.19
Gold recovery (%)	96.74	95.72	96.27	96.00
Recovered grade (g/t)	5.37	5.73	5.32	5.94
Ounces sold	9,688	11,693	30,377	37,209
Cash cost per ounce (US$)	850	801	884	740

Investment in property, plant and equipment (thousands of CAN$)	1,299	917	5,854	3,505
Exploration expenses (thousands of CAN$)	2,685	1,822	7,684	3,907

Deferred development (metres)	297	397	849	1,577

Diamond drilling (metres)
Definition	-	2,222	12,522	12,195
Exploration	28,864	16,823	53,753	35,404

A total of 56,079 tonnes of ore were processed from the Island Gold Mine during the third quarter of 2012 at a grade of 5.55 g/t, down from the 63,472 tonnes of ore processed in the comparable period in 2011 at a grade of 5.99 g/t. Processed tonnage from the Island Gold Mine declined year-over-year in the third quarter, reflecting higher gold inventories in the circuit not stripped at quarter end. This, combined with a slightly lower processed grade, resulted in lower gold ounce sales compared to the year-ago period. The Island Gold Mine sold a total of 9,688 ounces of gold at an average price of US$1,673 (CAN$1,677) in the third quarter of 2012, versus gold sales of 11,693 ounces of gold at an average price of US$1,733 (CAN$1,714) per ounce in the comparable period last year. The cash cost per ounce sold increased to US$850 (CAN$852) in the current quarter, from US$801 (CAN$792) last year, primarily as a result of a lower recovered grade in the quarter.

A total of 177,490 tonnes of ore were processed from the Island Gold Mine at a grade of 5.53 g/t, and 30,377 ounces of gold were sold at an average price of US$1,656 (CAN$1,660) per ounce in the first nine months of 2012. This compared to tonnage of 194,712 at a grade of 6.19 g/t, and gold sales of 37,209 ounces at an average price of US$1,523 (CAN$1,506) in the comparable nine-month period of 2011. The lower year-to-date tonnage primarily reflects lower production in the first quarter of 2012, during which there was a one-week shut down caused by mechanical issues with the primary ball mill as well as development during the quarter of newly identified reserve blocks that resulted in lower availability of mining areas. With both tonnage and grade down year-over-year, cash cost per ounce for the first three quarters of 2012 increased to US$884 (CAN$886), from US$740 (CAN$732) in the year-ago period.

The Corporation continues to anticipate Island Gold 2012 production of 40,000 to 45,000 ounces of gold, and 2013 production of 45,000 to 50,000 ounces of gold.

07
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Tonnes	32,470	26,801	90,196	74,944
Head grade (g/t)	5.10	7.32	5.48	8.42
Gold recovery (%)	97.72	97.38	97.95	98.27
Recovered grade (g/t)	4.98	7.12	5.36	8.28
Ounces sold	5,202	6,139	15,554	19,942
Cash cost per ounce (US$)	1,292	1,069	1,279	914

Investment in property, plant and equipment (thousands of CAN$)	384	1,740	1,005	3,661
Exploration expenses (thousands of CAN$)	225	238	1,154	788

Deferred development (metres)	-	-	238	685

Diamond drilling (metres)
Definition	2,604	2,454	7,961	10,358
Exploration	2,251	7,347	11,270	10,458

During the third quarter of 2012, a total of 32,470 tonnes were processed from the Beaufor Mine, a 21% increase from the 26,801 tonnes processed in the year-ago period. Grades decreased to 5.10 g/t in the current quarter from 7.32 g/t in the year-ago period, primarily reflecting a combination of a higher percentage of development ore being processed in the quarter, slightly higher dilution rate in one long-hole stope mined during the quarter, and that some production originated from one lower grade room and pillar. While the Beaufor Mine’s cost per tonne decreased from last year’s levels, reflecting higher tonnage and lower milling costs that stemmed from a higher capacity utilization rate of the Camflo Mill, cash cost per ounce increased as a result of lower recovered grades. For the third quarter of 2012, cash cost per ounce was US$1,292 (CAN$1,295), a notable improvement from the second quarter level of US$1,634 (CAN$1,638) as recovered grades improved quarter-over-quarter. However, it was above cash costs in the third quarter of 2011 of US$1,069 (CAN$1,058), reflecting lower recovered grades year-over-year. A total of 5,202 ounces of gold were sold in the third quarter of 2012 at an average price of US$1,669 (CAN$1,673), compared to 6,139 ounces of gold sold at an average price of US$1,695 (CAN$1,677) in the comparable period of 2011.

A total of 90,196 tonnes were processed from the Beaufor Mine in the first nine months of 2012, a 20% increase over the 74,944 tonnes that were processed in the comparable period of 2011. While the Beaufor Mine’s cost per tonne decreased year-over-year as a result of the higher processed tonnage, cash cost per ounce rose to US$1,279 (CAN$1,282) in the first nine months of the year from US$914 (CAN$904) in the prior year, a reflection of the lower recovered grades, but improved from cash costs of US$1,273 (CAN$1,276) in the first six months of 2012 as recovered grades improved quarter-over-quarter. A total of 15,554 ounces of gold were sold in the first nine months of 2012 at an average price of US$1,659 (CAN$1,663), compared to 19,942 ounces of gold sold at an average price of US$1,520 (CAN$1,503) in the comparable period of 2011.

The Corporation continues to anticipate annual production at the Beaufor Mine of between 20,000 and 25,000 ounces of gold in both 2012 and 2013.

08
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Tonnes	16,023	-	16,023	-
Head grade (g/t)	3.61	-	3.61	-
Gold recovery (%)	96.91	-	96.91	-
Recovered grade (g/t)	3.50	-	3.50	-
Ounces sold	1,801	-	1,801	-
Cash cost per ounce (US$)	1,608	-	1,608	-

Investment in property, plant and equipment (thousands of CAN$)	4,142	4,839	14,383	13,792
Exploration expenses (thousands of CAN$)	139	70	342	148

Deferred development (metres)	318	-	318	-
Development (metres)	329	1,249	2,980	3,492

Diamond drilling (metres)
Definition	5,125	3,725	19,528	12,755
Exploration	1,859	-	1,859	-

In the two months since beginning commercial production on August 1, 2012, a total of 16,023 tonnes were processed from the Francoeur Mine at a grade of 3.61 g/t. This production generated gold sales of 1,801 ounces of gold in the third quarter of 2012, at an average price of US$1,646 (CAN$1,650). Cash cost per ounce of US$1,608 (CAN$1,612) reflects the fact that the mine is ramping-up toward anticipated production levels of approximately 11,000 tonnes per month. While there are stopes available for mining, several key production roles need to be filled for targeted production objectives to be realized. The Corporation is diligently working to fill these positions.

Richmont expects the Francoeur Mine to produce approximately 5,000 ounces of gold in 2012, with annual production levels expected to be approximately 20,000 ounces of gold in 2013.

Camflo Mill

The Camflo Mill processed 50,562 tonnes of ore in the third quarter, compared to 31,828 tonnes in the year-ago period, reflecting the tonnage from the Francoeur Mine and higher production from the Beaufor Mine. For the first nine months of 2012, a total of 135,281 tonnes of ore were processed at the mill, which included development ore from Francoeur during the first half of the year and commercial production from this mine beginning in early August 2012, along with 7,314 tonnes of custom milling. In the year-ago nine-month period, a total of 80,062 tonnes were processed at Camflo.

09
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Exploration costs - Mines
Beaufor	225	238	1,154	788
Island Gold	2,685	1,822	7,684	3,907
Francoeur	139	70	342	148

	3,049	2,130	9,180	4,843
Exploration costs – Other properties
Wasamac	1,943	2,117	6,874	4,840
Monique	154	257	730	2,028
Other	106	26	219	104
Project evaluation	47	45	290	217

	2,250	2,445	8,113	7,189

Exploration and project evaluation before depreciation and exploration tax credits	5,299	4,575	17,293	12,032

Depreciation	61	40	117	113
Exploration tax credits	(724)	(829)	(3,175)	(4,120)

	4,636	3,786	14,235	8,025

Wasamac Exploration Property

The Corporation continues to evaluate design optimization alternatives for Wasamac, with particular emphasis being placed on the Main Zone where geometry, grade, widths and metallurgy look the most promising. To this end, three exploration drills are currently operating on this zone in an effort to better define and expand the resource base, which is host to estimated Measured and Indicated Resources of 285,262 ounces of gold and estimated Inferred Resources totalling an additional 695,755 ounces of gold. Costs associated with these engineering efforts and the ongoing 55,000 metre exploration drilling program being completed in 2012 have totaled approximately $1.9 million and $6.9 million during the third quarter and in the first nine months of 2012, respectively. Richmont will update the market as exploration results become available, and will continue efforts to assess the economic impact of a smaller scale operation, initially focusing on the Main Zone only, but that would be scalable in order to benefit from favourable economic conditions.

10
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Monique Exploration Property

The Corporation submitted documentation required for the permitting of a small open-pit on the Monique exploration project, located near Val-d’Or, Quebec, in November 2011. A total of $0.7 million has been spent on this asset in the first nine months of 2012, reflecting the completion of more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. Richmont’s primary objective for Monique in 2013 is to process a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill, located approximately 50 km away, in order to confirm previously completed grade evaluation, metallurgical recovery estimation and overburden slope parameters. The Monique property has Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold.

Island Gold Mine

Reflecting the Corporation’s objective of reaffirming the future potential of the area below the Island Gold Mine’s existing infrastructure, Richmont spent a total of $2.7 million on exploration activities in the third quarter of 2012 and $7.7 million year-to-date. To this end, Richmont released additional results from the 35,000 metre deep drilling exploration program underway, which included 31.60 g/t Au over 6.59 metres, 27.16 g/t Au over 10.62 metres, and 14.21 g/t Au over 8.02 metres in the C Zone. This zone appears to be the most continuous of the four previously identified zones, and results suggest that it is a continuation at depth of the zone currently being mined at Island Gold. The Corporation’s objective is to establish resources below the current infrastructure of the mine, which currently reaches a maximum depth of approximately 400 metres below surface. In addition, Richmont continues to advance the evaluation of the potential construction of an exploration shaft in order to accelerate and further identify deep resources at Island Gold. Please see the September 10, 2012 press release entitled “New deep drill results reaffirm promising potential at depth at Island Gold Mine” for additional details.

Beaufor Mine – 5 years (1 million hours) without a lost-time accident

During the quarter, the Beaufor Mine achieved a truly remarkable milestone for a narrow vein gold mine, namely 5 years (1 million hours) without a lost-time accident. This accomplishment is a testament to the skilled and cohesive nature of the entire team at Beaufor, and the Corporation wishes to extend its sincere congratulations.

W Zone

Advanced exploration work on the W Zone, a near-surface satellite deposit on the Beaufor Mine property, continues to advance well. During the third quarter of 2012, a total of $2.7 million was spent on property, plant and equipment and advanced exploration works related to the W Zone, bringing the year-to-date investment to $7.9 million. As of the end of the third quarter of 2012, a total of 846 metres of the exploration ramp had been completed, of which 244 metres were completed in the third quarter. Exploration work is expected to be completed in 2013, after which Richmont will extract a bulk sample for processing at the Camflo Mill.

Corporate News

On September 24, 2012, Richmont announced the early retirement, without penalty, of $10 million of debentures held by Mr. Bob Buchan and two members of his immediate family. In conjunction with the retirement of the debentures, Mr. Buchan resigned from Richmont’s Board of Directors. The Corporation similarly announced that Mr. Sidney Horn had stepped down as a member of the Corporation’s Board, but will remain in his role as Corporate Secretary. For full details, please see the September 24, 2012 press release entitled “Richmont Mines announces the immediate retirement of CAN$10 million debenture”.

11
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On September 26, 2012, the Corporation completed a non-brokered private placement with four institutional funds. Under terms of the placement, Richmont issued 5.97 million common shares at $4.35 per common share which generated a total cash consideration of $26.0 million. The offering increased the Corporation’s shares outstanding from 33.6 million to 39.6 million, and its cash position to $66.2 million. The net proceeds of the offering will be used for working capital purposes and to fund Richmont’s future growth. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for additional details.

QUARTERLY REVIEW

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2012	2012	2012	2011	2011	2011	2011	2010

KEY FINANCIAL DATA
(thousands of CAN$)
Revenues from precious metals	27,920	23,630	27,707	32,234	30,335	29,332	26,338	26,031

Net earnings (loss)	316	(30,866)	2,030	6,106	6,087	5,013	8,712	4,633

Adjusted net earnings (loss)[1]	316	(2,198)	2,692	6,106	6,087	5,013	6,375	4,633

Cash flow from (used in) operating activities	5,183	(4,460)	6,829	9,702	11,893	7,740	9,503	5,331

Investment in property, plant and equipment	9,771	9,780	11,925	10,401	7,558	7,558	6,153	4,572

KEY PER-SHARE DATA

Net earnings (loss)
basic (CAN$)	0.01	(0.92)	0.06	0.19	0.19	0.16	0.27	0.15
diluted (CAN$)	0.01	(0.92)	0.06	0.18	0.19	0.15	0.27	0.15
Adjusted net earnings (loss)[1]
basic (CAN$)	0.01	(0.07)	0.08	0.19	0.19	0.16	0.20	0.15
diluted (CAN$)	0.01	(0.07)	0.08	0.18	0.19	0.15	0.20	0.15

OUNCES OF GOLD SOLD	16,691	14,611	16,430	18,992	17,832	20,085	19,234	18,591

KEY PER-OUNCE OF GOLD DATA (US$)

Selling price	1,669	1,613	1,682	1,716	1,720	1,476	1,384	1,359

Average cash cost	1,070	1,094	962	882	894	776	740	730
Depreciation and depletion	157	161	140	143	136	115	124	113

Total cost	1,227	1,255	1,102	1,025	1,030	891	864	843
[1]	The adjusted net earnings (loss) is a financial performance measure with no standard definition under IFRS. For further information, refer to page 15 of this MD&A.

12
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues from precious metals over the last eight quarters reflects the variation in the number of gold ounces sold and the average sales price per ounce. Revenues from precious metals in the third quarter of 2012 were higher compared to the previous two quarters primarily as a result of higher gold sales and a higher average selling price per ounce of gold. In 2012, net earnings were lower compared to each quarter of 2011 primarily attributable to higher cost of sales, the Corporation’s expanded exploration and project evaluation program and higher administrative expenses. The 2012 second quarter results included a $27.9 million after-tax write-down on the Francoeur Mine assets and a severance payment of $1.5 million after-tax. The strong net earnings in the third and fourth quarters of 2011 benefited from the highest selling price per ounce ever realized by the Corporation. The first quarter of 2011 similarly benefited from the sale of the Valentine Lake property, which generated proceeds of $2.3 million after-tax.

Production levels from Q4 2010 through Q2 2012 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario, while the production levels in Q3 2012 also encompass a contribution from the Francoeur Mine, located in Quebec. Investments in property, plant and equipment steadily increased and have since then remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At September 30, 2012, cash and cash equivalents totaled $66.2 million, up 4% or $2.7 million from the December 31, 2011 year-end level of $63.5 million. This increase reflects the $26.0 million of cash raised in the private placement completed at the end of September, the $7.6 million of cash generated by operating activities during the first nine months of 2012, offset by the $31.5 million spent on capital expenditures year-to-date in 2012. At the end of September 2012, the $10.0 million of convertible debentures, issued in February 2012, were entirely retired.

At the end of the third quarter of 2012, Richmont had $66.6 million in working capital, down from the $68.7 million at December 31, 2011. This reflects an increase in cash and cash equivalents, a decrease in shares of publicly-traded companies as all shares have been sold since the beginning of the year, an increase in payables, accruals and provisions and by the addition of the current portion of borrowings related to the rolling stock under finance leases.

CAPITAL RESOURCES

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total cash consideration of $26.0 million. A cost of $0.9 million was incurred in relation to the issuance of common shares.

During the nine-month period ended on September 30, 2012, the Corporation issued 479,600 common shares following the exercise of stock options, for a total cash consideration of $1.5 million. As of September 30, 2012, the Corporation had 39.6 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2011 to September 30, 2012, with the exception of the contractual obligations and the contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2011, please refer to the 2011 management’s discussion and analysis, filed February 28, 2012 and available on SEDAR (www.sedar.com).

13
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation is committed, under two finance lease obligations related to rolling stock, that expire in December 2013 and in January 2014, to pay a sum totaling $965 annually. The carrying value of rolling stock under finance leases totals $1,724.

The Corporation has recorded a provision in order to take into account the draft assessment signified by the Quebec tax authorities for previously claimed exploration tax credits. The management of the Corporation has the intention of contesting this position because it believes that the Corporation had the right to claim these exploration tax credits, as these credits have been received in the past for some similar projects.

RELATED PARTIES TRANSACTIONS

The corporate secretary is a partner at a law firm. During the third quarter of 2012, the Corporation received professional services from this firm for a total consideration of $12, including taxes ($81 in the third quarter of 2011). During the first nine months of 2012, the Corporation received professional services from this firm for a total consideration of $323, including taxes ($222 in the first nine months of 2011).

On February 1, 2012, the Corporation completed a private placement of $10 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

The Corporation has not entered into any other transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation was not involved in any off-balance-sheet transactions during the first nine months of 2012 and 2011.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. In addition to a number of estimates that are involved in the calculation of the write-down of the Francoeur Mine, elements such as mineral reserves, period of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, provisions and contingent liabilities, start of development phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at September 30, 2012 and 2011, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2012 and September 30, 2011, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its shares of publicly-traded companies as available-for-sale financial assets, cash and cash equivalents and receivables as loans and receivables, and its payables, accruals and provisions and borrowings as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

14
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cash and cash equivalents, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term.

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in the statement of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies was the bid price.

The fair value of the liability component of convertible debentures, included in borrowings, was calculated using a market interest rate for an equivalent non convertible debenture.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the business performance.

The adjusted net earnings of 2012 exclude the write-down on the Francoeur Mine assets and the severance compensation to the Corporation’s ex-President and CEO. In 2011, the adjusted net earnings exclude a gain on disposal of a mining property. All of these adjustments are net of taxes.

The following table is a reconciliation of net earnings (loss) to adjusted net earnings on a consolidated basis.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Net earnings (loss)	316	6,087	(28,520)	19,812
Adjustments, net of taxes:
Impairment loss on the Francoeur Mine assets	-	-	27,874	-
Severance compensation to the Corporation’s ex-President and CEO	-	-	1,456	-
Gain on the sale of the Valentine Lake property	-	-	-	(2,337)

Adjusted net earnings	316	6,087	810	17,475

Basic weighted average number of common shares outstanding (in thousands)	33,914	31,733	33,541	31,517

Adjusted net earnings per share	0.01	0.19	0.02	0.55

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

15
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending September 30, 2012 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 23, 2012, filed February 28, 2012, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration General Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The reserve and resource calculations of the Francoeur Mine as of June 15, 2012 was based on a technical report filed on SEDAR on August 17, 2012 that was prepared by employees of Richmont Mines who are qualified persons as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

16
NOVEMBER 8, 2012	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 23, 2012, filed February 28, 2012, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at November 7, 2012. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”), that can be found on the SEDAR website (www.sedar.com) and on the Richmont Mines’ website (www.richmont-mines.com).

17
NOVEMBER 8, 2012	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2012

CONSOLIDATED INCOME STATEMENTS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	27,920	30,335	79,257	86,005
Cost of sales (note 2)	20,617	18,194	57,560	52,415

GROSS PROFIT	7,303	12,141	21,697	33,590

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	4,636	3,786	14,235	8,025
Administration (note 4)	1,874	1,312	8,147	3,937
Loss (gain) on disposal of long-term assets (note 5)	(4)	-	55	(3,000)
Impairment loss on Francoeur Mine (note 15)	-	-	33,189	-
Other revenues (note 6)	(77)	(128)	(545)	(299)

	6,429	4,970	55,081	8,663

OPERATING EARNINGS (LOSS)	874	7,171	(33,384)	24,927

Financial expenses (note 7)	265	32	646	95
Financial revenues (note 8)	(150)	(751)	(631)	(974)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	759	7,890	(33,399)	25,806

MINING AND INCOME TAXES	443	1,803	(4,879)	5,994

NET EARNINGS (LOSS) FOR THE PERIOD	316	6,087	(28,520)	19,812

EARNINGS (LOSS) PER SHARE
Basic	0.01	0.19	(0.85)	0.63
Diluted	0.01	0.19	(0.85)	0.62

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(in thousands)	33,914	31,733	33,541	31,517

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(in thousands)	33,961	32,511	34,050	32,124

The accompanying notes are an integral part of the interim consolidated financial statements.

19
NOVEMBER 8, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	316	6,087	(28,520)	19,812

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES
Fair value variation on available-for-sale investments	(62)	27	(314)	(387)
Realized loss (gain) on sale of available-for-sale investments transferred to net earnings	2	(54)	(87)	(97)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAXES	(60)	(27)	(401)	(484)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	256	6,060	(28,921)	19,328

The accompanying notes are an integral part of the interim consolidated financial statements.

20
NOVEMBER 8, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont
	Share	Contributed	earnings	financial	Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares:
Common	25,981	-	-	-	25,981
Exercise of share options	2,164	(650)	-	-	1,514

Common shares issue costs	(908)	-	-	-	(908)

Convertible debentures -
Equity component	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,020	-	-	2,020

Transactions with Richmont Mines shareholders	27,237	1,435	-	-	28,672

Net loss for the period	-	-	(28,520)	-	(28,520)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(314)	(314)
Reclassification to net earnings, net of taxes	-	-	-	(87)	(87)

Total comprehensive loss for the period	-	-	(28,520)	(401)	(28,921)

BALANCE AT SEPTEMBER 30, 2012	132,109	8,123	(6,347)	-	133,885

The accompanying notes are an integral part of the interim consolidated financial statements.

21
NOVEMBER 8, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont
	Share	Contributed	earnings	financial	Mines
	capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares:
Exercise of share options	3,340	(885)	-	-	2,455

Share-based compensation	-	730	-	-	730

Transactions with Richmont Mines shareholders	3,340	(155)	-	-	3,185

Net earnings for the period	-	-	19,812	-	19,812

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(387)	(387)
Reclassification to net earnings, net of taxes	-	-	-	(97)	(97)

Total comprehensive income (loss) for the period	-	-	19,812	(484)	19,328

BALANCE AT SEPTEMBER 30, 2011	94,350	6,554	16,067	333	117,304

The accompanying notes are an integral part of the interim consolidated financial statements.

22
NOVEMBER 8, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	September 30,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	66,153	63,532
Shares of publicly-traded companies	-	893
Receivables and other current assets	2,967	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	10,318	13,176
Inventories (note 9)	10,118	7,597

	90,472	89,177

RESTRICTED DEPOSITS (note 12b))	684	290

PROPERTY, PLANT AND EQUIPMENT (note 10)	70,301	77,456

DEFERRED INCOME AND MINING TAX ASSETS	5,554	1,067

TOTAL ASSETS	167,011	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	14,011	12,005
Income and mining tax liabilities	8,969	8,461
Current portion of borrowings	918	-

	23,898	20,466

BORROWINGS (note 11)	301	-

ASSET RETIREMENT OBLIGATIONS (note 12a))	6,735	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	2,192	6,705

TOTAL LIABILITIES	33,126	33,856

EQUITY
Share capital (note 13)	132,109	104,872
Contributed surplus	8,123	6,688
Retained earnings (deficit)	(6,347)	22,173
Accumulated other comprehensive income	-	401

TOTAL EQUITY	133,885	134,134

TOTAL EQUITY AND LIABILITIES	167,011	167,990

The accompanying notes are an integral part of the interim consolidated financial statements.

23
NOVEMBER 8, 2012	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	316	6,087	(28,520)	19,812
Adjustments for:
Depreciation and depletion	2,830	2,489	7,739	7,307
Impairment loss on Francoeur Mine	-	-	33,189	-
Taxes received (paid)	(1,141)	-	(3,626)	1,635
Interest revenues	(152)	(144)	(541)	(368)
Interest and accretion expenses	217	-	586	-
Share-based compensation	717	310	2,020	730
Accretion expense – asset retirement obligations	17	32	50	95
Loss (gain) on disposal of long-term assets	(4)	-	55	(3,000)
Loss (gain) on disposal of shares of publicly- traded companies	2	(54)	(90)	(97)
Mining and income taxes	443	1,803	(4,879)	5,994

	3,245	10,523	5,983	32,108

Net change in non-cash working capital items (note 14)	1,938	1,370	1,569	(2,973)

Cash flow from operating activities	5,183	11,893	7,552	29,135

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	(102)	-	(102)
Disposition of shares of publicly-traded companies	388	106	582	175
Restricted deposits	-	-	(394)	-
Interest received	155	136	572	351
Property, plant and equipment – Francoeur Mine	(4,142)	(4,839)	(14,383)	(13,792)
Property, plant and equipment – Island Gold Mine	(1,299)	(917)	(5,854)	(3,505)
Property, plant and equipment – Beaufor Mine	(384)	(1,740)	(1,005)	(3,661)
Property, plant and equipment – W Zone	(2,687)	-	(7,932)	-
Property, plant and equipment – Other	(1,259)	(62)	(2,302)	(311)
Disposition of property, plant and equipment	40	-	105	3,000

Cash used in investing activities	(9,188)	(7,418)	(30,611)	(17,845)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	10,000	-
Payment of convertible debentures	(10,000)	-	(10,000)	-
Issue of common shares	25,981	988	27,495	2,455
Common shares issue costs	(908)	-	(908)	-
Interest paid	(182)	-	(499)	-
Payment of finance lease obligations	(221)	-	(408)	-

Cash flow from financing activities	14,670	988	25,680	2,455

Net change in cash and cash equivalents	10,665	5,463	2,621	13,745

Cash and cash equivalents, beginning of period	55,488	48,312	63,532	40,030

Cash and cash equivalents, end of period	66,153	53,775	66,153	53,775

The accompanying notes are an integral part of the interim consolidated financial statements.

24
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and statement of compliance with IFRS

Richmont Mines Inc. (the “Corporation”), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the interim consolidated financial statements for the quarters ended March 31, 2012 and June 30, 2012. The accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2011 and have not been modified since that time.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Operating costs	17,330	15,091	48,025	43,391
Royalties	565	670	1,741	1,876
Custom milling	-	-	259	-
Depreciation and depletion	2,722	2,433	7,535	7,148

	20,617	18,194	57,560	52,415

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Beaufor Mine	225	238	1,154	788
Island Gold Mine	2,685	1,822	7,684	3,907
Francoeur Mine	139	70	342	148
Wasamac property	1,943	2,117	6,874	4,840
Monique property	154	257	730	2,028
Other properties	106	26	219	104
Project evaluation	47	45	290	217

Exploration and project evaluation before depreciation and exploration tax credits	5,299	4,575	17,293	12,032

Depreciation	61	40	117	113
Exploration tax credits	(724)	(829)	(3,175)	(4,120)

	4,636	3,786	14,235	8,025

25
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

4.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Severance compensation	-	-	1,986	-
Share-based compensation	717	310	2,020	730
Depreciation	48	16	87	46
Others	1,109	986	4,054	3,161

	1,874	1,312	8,147	3,937

5.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Valentine Lake property a)	-	-	-	3,000
Mining equipment	(4)	-	55	-

	(4)	-	55	3,000

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of mining assets was recognized for the same amount.

6.	Other revenues

Other revenues include revenue from silver sales and revenue from custom milling.

7.	Financial expenses

The financial expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Foreign exchange loss	31	-	10	-
Accretion expense – asset retirement obligations	17	32	50	95
Interest on finance lease obligations	11	-	11	-
Interest and accretion expenses on convertible debentures	206	-	575	-

	265	32	646	95

26
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

8.	Financial revenues

The financial revenues include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Interest on cash and cash equivalents	152	145	541	369
Gain (loss) on disposal of shares of publicly-traded companies	(2)	54	90	97
Foreign exchange gain	-	552	-	508

	150	751	631	974

9.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2012	2011
	$	$
		(Audited)
Precious metals	654	532
Ore	5,412	3,477
Supplies	4,052	3,588

	10,118	7,597

There was no write-down of inventories and no reversal of write-down during the first nine months of 2012 and the first nine months of 2011.

27
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Land, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2012	1,811	55,192	9,032	17,497	83,532	1,353	433	1,786	32,355	117,673
Acquisitions, net of exploration tax credits	154	3,397	814	3,308	7,673	1,094	1,628	2,722	23,537	33,932
Disposals and write-off	-	-	(36)	(141)	(177)	-	(75)	(75)	(33,209)	(33,461)
Transfers	-	1,773	184	7,971	9,928	-	(5)	(5)	(9,923)	-
Balance at September 30, 2012	1,965	60,362	9,994	28,635	100,956	2,447	1,981	4,428	12,760	118,144
Depreciation and depletion
Balance at January 1, 2012	938	26,230	3,989	8,482	39,639	195	307	502	76	40,217
Depreciation and depletion	20	4,933	768	1,850	7,571	72	96	168	-	7,739
Disposals and write-off	-	-	(17)	(84)	(101)	-	(6)	(6)	(6)	(113)
Transfers	-	-	-	70	70	-	-	-	(70)	-
Balance at September 30, 2012	958	31,163	4,740	10,318	47,179	267	397	664	-	47,843
Carrying amount at September 30, 2012	1,007	29,199	5,254	18,317	53,777	2,180	1,584	3,764	12,760	70,301

28
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

11.	Borrowings

Borrowings include the following financial liabilities:

	September 30,	December 31,
	2012	2011
	$	$

Convertible debentures a)	-	-
Finance leases obligations b)	1,219	-

	1,219	-

Current portion	918	-

	301	-

a)	The convertible debentures, issued in February 2012, were entirely retired in September 2012. The debentures bore an interest rate of 7.6% (effective rate of 9.6%).

The values of the liability component and the equity conversion component were determined at the time of issuance and at the time of retirement of the convertible debentures. The fair value of the liability component was calculated using a market interest rate for an equivalent non convertible debenture. The residual amount, representing the value of equity conversion option, was included, net of tax, in shareholders’ equity in contributed surplus.

The convertible debentures were calculated as follows:

	September 30,	December 31,
	2012	2011
	$	$

Face value of convertible debentures issued on February 1, 2012	10,000	-
Equity component	(910)	-

Liability component on initial recognition	9,090	-
Interest and accretion expenses (note 7)	575	-
Interest paid	(487)	-

	9,178	-
Retirement, September 2012	(10,000)	-
Equity component	822	-

	-	-

b)

A finance lease, related to rolling stock, totals $551. During the nine-month period ended on September 30, 2012, the Corporation recorded interest in Advanced exploration projects on finance lease obligations of $27. The carrying value of the rolling stock under finance lease amounts to $831.

A second finance lease concluded in June 2012, related to rolling stock, totals $668. The carrying value of the rolling stock under finance lease amounts to $893.

29
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information become available.

a)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2012 and December 31, 2011:

	September 30,	December 31,
	2012	2011
	$	$
		(Audited)
Camflo Mill	3,944	3,915
Island Gold Mine	1,365	1,355
Beaufor Mine	760	755
Francoeur Mine	666	660

	6,735	6,685

b)	Restricted deposits and letters of credit

Certain of the restricted deposits relate specifically to site restoration. As at September 30, 2012, the Corporation has $161 in restricted deposits with the government of Quebec, $184 in restricted deposits with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2012:

	September 30,	Date of
	2012	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345

Others	339

	684
Letters of credit
Camflo Mill	1,332	October 20, 2012
Island Gold Mine (Kremzar property)	979	October 26, 2012

	2,311

30
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012
	Number of		Number of
	shares	Amount	shares	Amount
	(in thousands)	$	(in thousands)	$

Issued and paid: Common shares

Balance, beginning of period	33,590	107,036	33,110	104,872
Issue of shares for cash a)
Common	5,972	25,981	5,972	25,981
Exercise of share options	-	-	480	2,164

Common share issue costs a)	-	(908)	-	(908)

Balance, end of period	39,562	132,109	39,562	132,109

a)	Issue of shares

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An amount of $908 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

During the nine-month period ended on September 30, 2012, the Corporation issued 479,600 common shares following the exercise of share options and received cash proceeds in the amount of $1,514. Contributed surplus was reduced by $650 which represents the fair value of the exercised share options.

b)	Share-based remuneration

The Corporation has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Corporation may grant options for up to 5,245,000 common shares. As of September 30, 2012, a total of 281,250 options may still be granted. The exercise price of each option is determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period.

31
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

A summary of the status of the Corporation’s Share Option Purchase Plan as at September 30, 2012, and changes made to it during the three-month and nine-month periods ended as of this date, is presented below.

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,538	6.76	1,637	4.66
Granted	-	-	500	10.60
Exercised	-	-	(480)	3.16
Forfeited	(155)	9.83	(274)	9.23
Expired	(1)	2.88	(1)	2.88

Options outstanding, end of period	1,382	6.42	1,382	6.42

Exercisable options, end of period	557	4.98	557	4.98

The following table summarizes information about this Share Option Purchase Plan as at September 30, 2012:

	Options outstanding at			Exercisable options at
	September 30, 2012			September 30, 2012
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(thousands)	$

$1.80 to $2.07	97	1.2	1.90	35	1.82
$2.83 to $3.86	154	1.8	3.37	99	3.28
$4.12 to $5.22	618	2.6	4.57	336	4.46
$6.86 to $8.26	122	4.4	7.07	27	7.16
$10.87 to $12.03	391	2.9	11.48	60	11.51

	1,382	2.7	6.42	557	4.98

In effect since May 2012, the Corporation’s second long-term incentive plan permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation. According to this plan, the Corporation may grant additional shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting.

The exercise price of each option granted under this plan is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Four types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expiring five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant.

32
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

A summary of the status of this Corporation’s second Share Option Purchase Plan at September 30, 2012 and changes during the three-month and nine-month periods then ended is presented below.

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	423	6.64	-	-
Granted	212	4.17	635	5.81

Options outstanding, end of period	635	5.81	635	5.81

Exercisable options, end of period	42	4.17	42	4.17

The following table summarizes information about this Share Option Purchase Plan at September 30, 2012:

	Options outstanding at			Exercisable options at
	September 30, 2012			September 30, 2012
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(thousands)	$

$3.88 to $6.98	635	5.1	5.81	42	4.17

In addition, 324,675 options were issued outside of the plan on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61.

During the nine-month period ended September 30, 2012, the Corporation granted a total of 1,459,875 share options to directors and employees (175,000 for the nine-month period ended September 30, 2011 to employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model is $3.13 ($4.48 in 2011).

14.	Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Change in non-cash working capital items

Receivables and other current assets	3	(32)	55	(674)
Exploration tax credits receivable	(725)	(828)	(358)	(3,431)
Inventories	(693)	934	(2,521)	(896)
Payables, accruals and provisions	3,353	1,296	4,393	2,028

	1,938	1,370	1,569	(2,973)

Supplemental information
Change in payables, accruals and provisions related to development projects and other property, plant and equipment	(1,946)	(44)	(2,387)	321

33
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

15.	Impairment loss on Francoeur Mine

Following extensive exploration work and definition drilling, the Corporation announced revised Proven and Probable Reserve estimates for the Francoeur Mine as of June 15, 2012. Consequently, the Corporation performed a full review of the mine operations using revised projected operating costs, forecasted development costs associated with reaching the reserves, expected investments in property, plant and equipment, metallurgical performance and gold price. As a result of these factors, an updated mine plan was developed and estimated cash flows were calculated. In conformity with its accounting policies, management determined a revised value-in-use for the Francoeur Mine and, as the carrying value exceeded the value-in-use, a non-cash impairment loss of $33,189, or $27,875 net of deferred taxes, was recorded in the quarter ended June 30, 2012. The impairment loss recorded also reflected the impact of a draft assessment that was signified to the Corporation in July 2012, for previously claimed exploration tax credits. The Quebec tax authorities are disputing the amounts claimed by the Corporation since October 2009. A contingency provision for this claim was recorded by the Corporation.

Net discounted future cash flows from the Francoeur Mine were calculated, based on best estimates of future gold production, which were based on long-term gold prices of $1,375 to $1,665 per ounce, a foreign exchange rate of US$1/CAN$1, cost estimates based on revised operating levels, average gold recovery of 95%, salvage value of the assets at the end of the project and expected operations until 2016. Future operating costs, capital expenditures and asset retirement obligations were based on the revised reserves and on the life of mine plan. Management’s estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes may occur which may further affect the recoverable value of the Francoeur Mine and may have an effect on the Corporation’s operations and financial position.

The tax provision and assets and liabilities of deferred taxes were adjusted to consider the impact of the above.

16.	Contingency

The Corporation has recorded a provision in order to take into account the draft assessment signified by the Quebec tax authorities (see Note 15). The management of the Corporation has the intention of contesting this position because it believes that the Corporation had the right to claim these exploration tax credits.

17.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2012 compared to annual financial statements of 2011 in the basis of segmentation or the basis of evaluation of segmented result.

34
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30, 2012
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	11,676	16,244	-	27,920
Cost of sales	10,552	10,065	-	20,617

Gross profit	1,124	6,179	-	7,303

Exploration and project evaluation	365	2,685	1,586	4,636
Administration	-	-	1,874	1,874
Loss (gain) on disposal of long-term assets	6	(10)	-	(4)
Other revenues	(35)	(41)	(1)	(77)

	336	2,634	3,459	6,429

Operating earnings (loss)	788	3,545	(3,459)	874

Financial expenses	25	3	237	265
Financial revenues	-	-	(150)	(150)

Earnings (loss) before mining and income taxes	763	3,542	(3,546)	759

Acquisition of property, plant and equipment	7,430	1,299	1,042	9,771

	Nine months ended September 30, 2012
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	28,833	50,424	-	79,257
Cost of sales	25,351	32,209	-	57,560

Gross profit	3,482	18,215	-	21,697

Exploration and project evaluation	1,497	7,684	5,054	14,235
Administration	-	-	8,147	8,147
Loss on disposal of long-term assets	2	30	23	55
Impairment loss on Francoeur Mine	33,189	-	-	33,189
Other revenues	(389)	(155)	(1)	(545)

	34,299	7,559	13,223	55,081

Operating earnings (loss)	(30,817)	10,656	(13,223)	(33,384)

Financial expenses	34	10	602	646
Financial revenues	(9)	-	(622)	(631)

Earnings (loss) before mining and income taxes	(30,842)	10,646	(13,203)	(33,399)

Acquisition of property, plant and equipment	23,691	5,854	1,931	31,476

35
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	September 30, 2012
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	9,571	11,028	69,873	90,472
Restricted deposits	161	184	339	684
Property, plant and equipment	30,292	35,386	4,623	70,301
Deferred income and mining tax assets	-	-	5,554	5,554

Total assets	40,024	46,598	80,389	167,011

Current liabilities	6,293	5,082	12,523	23,898
Borrowings	164	-	137	301
Asset retirement obligations	5,369	1,366	-	6,735
Deferred income and mining tax liabilities	-	-	2,192	2,192

Total liabilities	11,826	6,448	14,852	33,126

	Three months ended September 30, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	10,295	20,040	-	30,335
Cost of sales	6,978	11,216	-	18,194

Gross profit	3,317	8,824	-	12,141

Exploration and project evaluation	309	1,822	1,655	3,786
Administration	-	-	1,312	1,312
Other revenues	(19)	(109)	-	(128)

	290	1,713	2,967	4,970

Operating earnings (loss)	3,027	7,111	(2,967)	7,171
Financial expenses	25	7	-	32
Financial revenues	(1)	(3)	(747)	(751)

Earnings (loss) before mining and income taxes	3,003	7,107	(2,220)	7,890

Acquisition of property, plant and equipment	6,595	917	46	7,558

36
NOVEMBER 8, 2012	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2012 and 2011 (in thousands of Canadian dollars)
(Unaudited)

	Nine months ended September 30, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues from precious metals	29,980	56,025	-	86,005
Cost of sales	19,280	33,135	-	52,415

Gross profit	10,700	22,890	-	33,590

Exploration and project evaluation	936	3,908	3,181	8,025
Administration	-	-	3,937	3,937
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)
Other revenues	(57)	(241)	(1)	(299)

	879	3,667	4,117	8,663

Operating earnings (loss)	9,821	19,223	(4,117)	24,927

Financial expenses	75	20	-	95
Financial revenues	(6)	(12)	(956)	(974)

Earnings (loss) before mining and income taxes	9,752	19,215	(3,161)	25,806

Acquisition of property, plant and equipment	17,718	3,505	46	21,269

	December 31, 2011 (Audited)
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	11,179	14,636	63,362	89,177
Restricted deposits	106	184	-	290
Property, plant and equipment	40,172	34,794	2,490	77,456
Deferred income and mining tax assets	-	-	1,067	1,067

Total assets	51,457	49,614	66,919	167,990

Current liabilities	6,164	3,948	10,354	20,466
Asset retirement obligations	5,329	1,356	-	6,685
Deferred income and mining tax liabilities	-	-	6,705	6,705

Total liabilities	11,493	5,304	17,059	33,856

18.	Approval of Financial Statements

The interim consolidated financial statements for the period ended September 30, 2012 were approved by the board of directors on November 7, 2012.

37
NOVEMBER 8, 2012	RICHMONT MINES INC.